UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number 000-28584

Check Point Software Technologies Ltd.
(Translation of Registrant’s name into English)
5 Ha’solelim Street
Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	James Rivas
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.650.628.2215
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES LTD. SHAREHOLDERS APPROVE ALL
2014 ANNUAL GENERAL MEETING PROPOSALS

SAN CARLOS, Calif., -- May 28, 2014 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced that shareholders approved all four proposals presented at the 2014 Annual General Meeting. Approximately 159.2 million shares, representing approximately 83 percent of the shares outstanding as of the record date, were voted at the meeting. Check Point would like to thank shareholders for the support and confidence they have in the company and its employees.

For more information on the agenda items, please see the company's proxy statement for the annual general meeting of shareholders:

http://www.checkpoint.com/corporate/investor-relations/annual-general-meeting/2014.html

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com), the worldwide leader in securing the Internet, provides customers with uncompromised protection against all types of threats, reduces security complexity and lowers total cost of ownership. Check Point first pioneered the industry with FireWall-1 and its patented stateful inspection technology. Today, Check Point continues to develop new innovations based on the Software Blade Architecture, providing customers with flexible and simple solutions that can be fully customized to meet the exact security needs of any organization. Check Point is the only vendor to go beyond technology and define security as a business process. Check Point 3D Security uniquely combines policy, people and enforcement for greater protection of information assets and helps organizations implement a blueprint for security that aligns with business needs. Customers include tens of thousands of organizations of all sizes, including all Fortune and Global 100 companies. Check Point's award-winning ZoneAlarm solutions protect millions of consumers from hackers, spyware and identity theft.

©2014 Check Point Software Technologies Ltd. All rights reserved.

softwarebladesTM	©2014 Check Point Software Technologies Ltd. All rights reserved. Classification: [Restricted] ONLY for designated groups and individuals | P. 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Check Point Software Technologies Ltd.

By:	/s/ John Slavitt
John Slavitt
General Counsel

Dated: May 28, 2014